Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Loews Corporation on Form S-3 of our report dated March 19, 2003 (which report expresses an unqualified opinion and includes two explanatory paragraphs, one relating to the restatement of the consolidated financial statements for 2001 and 2000, and the other relating to changes in method of accounting for goodwill and other intangible assets and for derivative and hedging activities to conform to Statements of Financial Accounting Standards Nos. 142 and 133, respectively), appearing in the Annual Report on Form 10-K of Loews Corporation for the year ended December 31, 2002 and to the reference to us under the heading “ Experts” in the Prospectus which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, NY

April 23, 2003